STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	May 26, 2005
Corporate Office:	#SRU-09-05
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 3
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

EXPLORATION DRILLING ALONG 119 EXTENSION
CONFIRMS SULPHIDE MINERALIZATION AS
CAUSE OF GEOPHYSICAL ANOMALY

A portion of the 2004 exploration campaign at the Company’s Ferguson Lake, Nunavut, Canada Project was designed to test a 3-kilometer electromagnetic conductor (119 Extension) discovered during the previous year’s field work. UTEM geophysical work completed in 2003 identified a strong electromagnetic conductor extending over 3,000 meters southwest from the 119 Zone with a conductive signature characteristic of the main Ferguson Lake West Zone sulphides. Core drilling, SQUID (Super-conducting Quantum Interference Device) and UTEM (University of Toronto Electromagnetics) ground geophysical surveying and borehole UTEM and PEM (Pulse-type Electromagnetics) surveys were all used during the 2004 season and confirmed that this strong conductor is caused by sulphide mineralization, giving Starfield a major new drill target.

The 119 Extension anomaly was interpreted from UTEM data to be a deep, strongly conductive target which is continuous along strike to the southwest from the 119 Zone massive sulphide discovery where a mineral resource of 5.8 million tonnes grading 1.31% Cu, 0.72% Ni, 2.32 g/t 2 PGEs is inferred (N.C. Carter, Ph.D., P.Eng., April 8, 2003). The first exploration drill hole, 04-174, was collared on grid line OF83+80W/11+67N as a 720 meter southwest stepout from the last hole drilled at the 119 Zone. Drilling consisted of a 1,447 meter pilot hole and two directionally drilled wedge holes. Assay results for the 3 sulphide intercepts and down hole geophysical interpretation were reported in press release SRU-20-04, November 19, 2004.

In the Jack Rabbit Lake area, a second 119 Extension exploration drill hole, 04-200, was collared to target the continuous UTEM conductor 610 meters further to the southwest of 04-174 at grid line OF90+00W/10+70N. This hole intercepted 30 meters of gabbro-hosted disseminated, stringer, stockwork, semi-massive and narrow massive sulphide bands. Assay results are reported in Table I.

TABLE I
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)		Cu (%)	Ni (%)	Co (%)	Pd g/t	Pt g/t	2 PGE*
04-200	-75°	90+00W/10+70N	1171.36-1176.76	5.40	(17.72)	0.353	0.310	0.031	0.74	0.02	0.76
		(including	1172.75-1173.40	0.65	(2.13)	0.361	0.764	0.057	1.28	0.01	1.29)
		(and	1174.88-1176.76	1.88	(6.17)	0.572	0.471	0.054	1.24	0.02	1.26)
			1185.37-1185.84	0.47	(1.54)	0.300	0.808	0.091	1.64	0.05	1.69
			1191.13-1191.82	0.69	(2.26)	1.059	0.778	0.133	2.41	0.10	2.51
*2PGE=Pt+Pd

On behalf of Starfield, Crone Geophysics conducted a borehole PEM survey and also a SQUID surface geophysical survey at hole 04-200. Data for the SQUID survey was collected on lines 90+00W, 88+00W and 86+00W. Regarding the SQUID surface survey, the Crone Geophysics and Exploration Ltd. Geophysical Survey Report, April, 2005 stated: “the modeling results indicated that the depth to the top of this conductor was on the order of 750 meters and suggested a minimum depth extent on the order of 450 meters,” that “a long wavelength cross-over from a deep-seated conductor was evident” and further “a northerly dip of 60 degrees was utilized.” Numerical modeling of the PEM borehole survey data for hole 04-200 gave a “strong in-hole response” near “a hole depth of about 1,170 meters indicating the hole intersected well within a very strong conductor.” Results further suggest that “the strike extent of this zone is, in fact, well in excess of 800 meters” and “the conductor must extend below the hole for a considerable distance as well.” (See diagram accompanying this Press Release at www.starfieldres.com.) The PEM survey of 04-174W2 indicated that the conductive plate dipped at about 70 degrees and numerical modeling suggests that a body-plate size of 800 X 800 meters is required to generate the observed field data.

These interpretations suggest to the Company that the strongly-conductive sheet (119 Extension UTEM target) extending from the 119 Zone is continuous between the two drill holes 04-174 and 04-200 and that sulphide mineralization may well extend beyond these setups.

The Company is pleased with the results of exploration drilling and geophysical surveying along the 119 Extension target. In conclusion, the massive sulphide sheet or plate which defines the 119 Extension UTEM-SQUID strong conductor:

  has steepened to 60-70°,

  is an extensive target of approximately 450-600 meters from top to bottom,

  has a strike length of 3,000 meters,

  drill intercepts have yet to explore the up and down-dip extent of at least 450 meters of conductive target,

  and the substantial conductor has only been tested from two drill setups along its 3 kilometer strike length.

Both SQUID and PEM surveying will be used throughout the 2005 drilling campaign at Ferguson Lake to guide drilling of this extensive sheet or plate of sulphides. The Company believes that this target could possibly provide additional inferred resources with further drilling.

Details concerning drill core sampling, sample preparation, accredited laboratory geochemical and assay analytical methods, QC and QA procedures can be referred to in detail in Press Release # SRU-07-04, June 10, 2004, page 3.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director

(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release.)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

119 Extension and Jackrabbit Lake Conductor Crone Geophysics: SQUID and PEM Borehole Survey Hole 200 and Hole 174W2 Modeling Results

SQUID detects large conductor to depths in excess of 700 vertical meters